Exhibit 12
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Six Months Ended		For the Years Ended
	June 30,		December 31,
	2011	2010	2010	2009	2008	2007	2006
	(in millions)
Earnings:
Income (loss) from continuing operations before income taxes	$(1,150)	$(1,507)	$(3,299)	$(3,494)	$(4,060)	$(29,775)	$1,483
Equity in losses of unconsolidated investments	1,012	554	1,286	803	64	3	6
Fixed charges	998	1,064	2,081	2,047	2,094	2,213	2,242
Interest capitalized	(201)	(7)	(13)	(12)	(123)	(127)	(113)
Amortization of interest capitalized	43	43	85	85	80	72	107
Earnings (loss), as adjusted	702	147	140	(571)	(1,945)	(27,614)	3,725
Fixed charges:
Interest expense, gross	488	753	1,464	1,450	1,362	1,433	1,533
Interest capitalized	201	7	13	12	123	127	113
Portion of rentals representative of interest	309	304	604	585	609	653	596
Fixed charges	998	1,064	2,081	2,047	2,094	2,213	2,242
Preferred stock dividends paid	—	—	—	—	—	—	3
Total fixed charges	998	1,064	2,081	2,047	2,094	2,213	2,242
Total fixed charges and preferred stock dividends	998	1,064	2,081	2,047	2,094	2,213	2,245
Ratio of combined earnings to fixed charges and preferred stock dividends	— (1)	— (2)	— (3)	— (4)	— (5)	— (6)	1.66

(1)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $296 million at June 30, 2011.

(2)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $917 million at June 30, 2010.

(3)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $1.9 billion in 2010.

(4)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $2.6 billion in 2009.

(5)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $4.0 billion in 2008.

(6)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $29.8 billion in 2007.